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                         DSP COMMUNICATIONS, INC. LETTERHEAD



January 7, 1999
Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       DSP Communications, Inc. (the "Company")
          Registration Statement on Form S-3
          File No. 333-68617

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby withdraw the Company's Registration Statement on Form S-3 (the "Form S-3"), File No. 333-68617, filed with the Securities and Exchange Commission (the "SEC") on December 9, 1998, and any previous requests for the declaration of effectiveness thereof. The transaction for which the Form S-3 was filed was restructured and the Company is no longer required to have an effective secondary resale prospectus on file with the SEC. This will confirm that no offers or sales of the Company's securities have been made pursuant to the Form S-3.

Should you have any questions or comments regarding this matter, please do not hesitate to contact me at 408-777-2700, or our attorney, Bruce Johnson, at 510-874-4180.

Sincerely,

/s/ Davidi Gilo

Davidi Gilo
Chairman of the Board


cc:  Stephen P. Pezzola